Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Pricing of a Follow-On Offering of Ordinary Shares

REHOVOT, Israel – December 7, 2016 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced the pricing of a follow-on offering of 4,000,000 shares of its ordinary shares at a price to the public of $18.75 per share. All of the ordinary shares are being offered by NeuroDerm. In addition, NeuroDerm has granted the underwriters a 30-day option to purchase up to an additional 600,000 shares at the public offering price. NeuroDerm anticipates the total gross proceeds from the offering before underwriting discounts and commissions and other offering expenses will be approximately $75.0 million. The offering is expected to close on or about December 12, 2016, subject to customary closing conditions. The company expects to use the net proceeds of the offering to fund ongoing and planned clinical trials for its product candidates and the development of related devices and for research and development of other product candidates and general corporate purposes.

Jefferies LLC and Cowen and Company, LLC are acting as joint book-running managers for the offering, and Raymond James & Associates, Inc. and Roth Capital Partners, LLC are acting as co-managers.

NeuroDerm has filed a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC) for the follow-on offering of its ordinary shares. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. The offering will be made only by means of a prospectus supplement and the accompanying prospectus. Copies of the preliminary and final prospectus supplement relating to the offering and accompanying prospectus may be obtained from either: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Ave, 2nd Floor, New York, NY 10022, phone: 877-847-6340, email: Prospectus_Department@Jefferies.com, or Cowen and Company, LLC, Attn: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 631-274-2806, fax: 631-254-7140.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762